Mail Stop 6010   July 9, 2008

Yiqing Wan, Chief Executive Officer
Benda Pharmaceutical, Inc.
Room 13, Floor 25, Sunny New World Tower
No. 231 Xin Hua Road, Jianghan District
Wuhan, Hubei, PRC. Post Code 430015

> **Re: Benda Pharmaceutical, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 4 filed June 26, 2008**
> **File No. 333-144351**

Dear Mr. Wan:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Selling Security Holders, page 32

1. We note your response to comment 7 and reissue the comment. The disclosure on
    page 33 states Pope Investments LLC owns 40,860,900 shares of common stock
    before the offering whereas the disclosure on page 43 states Pope Investments
    owns 42,836,904 shares. Please advise or revise.

<u>Yidu Benda Products, page 62</u>

2. The discussion in the first sentence of the last paragraph of this section states "…
    our Yidu Benda plant has been shut down since the middle of January 2007…."
    You also state you have fulfilled the requirements for full production, however
    you have not clarified whether full production, in fact, has resumed. Please
    expand the discussion to describe the current status of activity at the facility. If
    full production has not yet resumed, please discuss the reasons for this situation
    and what additional requirements, if any, must be satisfied for full production to
    begin.

<u>Milestones of SiBiono, page 81</u>

3. We note your response to comment 12. Please expand the discussion to indicate
    the number of Gendicine you have shipped since February 25, 2008 in connection
    with the fulfillment of the 16,000 vial order. We may have additional comments.

<u>Accounting comments – General</u>

4. Refer to your response to our comment 14 and we reissue our comment. We did
    not note any letter provided supplementally thus we reissue our comment. Please
    have your auditors confirm to us that they traveled to China as part of the audit,
    or, if they did not travel to China, have them explain to us how they completed
    the audit without traveling to China.

<u>Benda Pharmaceutical, Inc. Financial Statements for the period ended March 31, 2008</u>

<u>Recent Accounting Pronouncements, page F-10</u>

5. Please update this disclosure to discuss the impact of adopting SFAS 157 and 159
    on your financial statements as these standards were effective January 1, 2008.

<u>5. Trade Receivables, Other Receivables, and Prepaids and Deposits- Allowance for
Doubtful Accounts, page F-11</u>

6. We note a trend of increasing accounts receivable. Please clarify in the disclosure
    what you mean by "the appropriate allowance on those accounts receivable for
    the reporting periods was based on the aged nature of these accounts" as this is
    vague. For example, state the age you begin reserving for the receivable balance
    (i.e. after 90 days). Explain why the allowance has increased and reconcile this
    increase to your discussion on page 91 which implies that collectibility is not an
    issue.

<u>Benda Pharmaceutical, Inc. Financial Statements for the period ended December 31, 2007</u>

<u>10. Goodwill and Acquisition Cost Payable, page F-19</u>

7. Refer to your response to our comment 16 and we reissue our comment in part. Please provide in this footnote all the disclosures required by paragraphs 51-57 of FAS 141, including the complete purchase price allocation for SiBiono, that is, how the $8.22 million was recorded in the financial statements. We noted in your response that you acquired net assets totaling $1.1 and recorded $7.4 in goodwill however, the total of these amounts do not correspond to the $8.22 acquisition price. Please revise your disclosure accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manaplan, New Jersey 07726